EXHIBIT 99.1

Major Order for Volvo's Coaches in China

GOTEBORG, Sweden, Nov. 29, 2005 (PRIMEZONE) -- Volvo Buses recently designed 9300 coach has been very positively received in China. As soon as it was introduced in November a customer signed a framework agreement for 100 coaches. At the same time the company received an order for a further 52 coaches from various customers.

Volvo Buses has two joint venture companies in China. The first, Silver Bus, makes luxury coaches used on inter-city route traffic in China. ``The emphasis for passengers in China is on styling," says Joost de Vries, President of Silver Bus. "They choose to travel on the most modern, best looking coaches."

Silver Bus is now carrying out a major update of the design of its coaches. The first, the Volvo 9300, was launched in November. It has an open, modern design, where the glass in certain places reaches over onto the roof. The appearance of the rear-view mirrors is also innovative.

"The reception we got from customers was overwhelming," says Joost.

As soon as it was introduced a framework agreement for 100 coaches was signed with one of Silver Bus' most important customers, Quick Deer. The first ten coaches will be delivered between now and January and Joost de Vries expects the rest to be delivered in 2006.

"We also received an order for a further 52 coaches from various customers. They will all be delivered between now and January 10th to coincide with the Chinese New Year when travel is at its peak."

The change in design of the Volvo 9300 is the start of the investment Silver Bus is making in China. New product lines will be introduced soon with a major investment being made to help customers increase their productivity. This will include service contracts, financial solutions, more service workshops among other things.

The updated Volvo 9300 coach is built on the Volvo B7R chassis with Volvo's 7-litre engine, Euro 3, and the new BEA2 electrical system. The chassis is sent in packaged sections to the factory in Xian, China, where it is assembled and also where the body is built.

Download pictures:

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=312 8

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=312 9

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=312 7

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Silver Bus
         Joost de Vries, President
         +86 135 725 886 68
         or
         Per-Martin Johansson
         press officer
         +46 31 322 52 00